UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                              REMOTE DYNAMICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    75962A10
                                 (CUSIP Number)

                                  DAVID WALTERS
                           30950 Rancho Viejo Rd. #120
                          San Juan Capistrano, CA 92675
                                 (949) 260-0150
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Bounce Mobile Systems, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,185,138,781
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        N/A
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,185,138,781
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,185,138,781
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Monarch Bay Capital Group, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,185,138,781
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        N/A
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,185,138,781
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,185,138,781
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Walters
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |_|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,185,138,781
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        N/A
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,185,138,781
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    N/A
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,185,138,781
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     94.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Remote Dynamics, Inc. (the "Company"). The principal executive offices of the Company are located at 1155 Kas Drive, Suite 100, Richardson, Texas 75081.

Item 2. Identity and Background

This Statement on Schedule 13D is being filed by the following entities and individuals (collectively, the "Reporting Persons"):

(a) Bounce Mobile Systems, Inc., a Nevada corporation, having its principal office at 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA 92675.

(b) Monarch Bay Capital Group, LLC, a California limited liability company, having its principal office at 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA 92675.

(c) David Walters, an individual and a citizen of the United States of America. Mr. Walters's business address is 30950 Rancho Viejo Rd #120, San Juan Capistrano, CA 92675. Mr. Walters is Chairman and Chief Executive Officer of Bounce Mobile Systems, Inc., the Managing Member of Monarch Bay Capital Group, LLC, and the Chairman of the Board of Directors of the Company.

During the last five years, no Reporting Person: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Compensation

On December 4, 2006, Bounce Mobile Systems, Inc.("BMSI") completed the following transactions with the Company: (a) an investment to purchase up to $1,200,000 principal amount of the Company's series B secured subordinated promissory notes and warrants to purchase Company common stock and (b) a business combination in which BMSI disposed of all of the capital stock of BounceGPS, Inc. in exchange for 5,000 shares of the Company's Series C Preferred Stock, $866,000 principal amount of the Company's series B secured subordinated promissory notes and warrants to purchase Company common stock.

As a result of these transactions, and based on information provided by the Company regarding its outstanding securities, BMSI currently holds approximately 94.1% of the voting power of the Company's outstanding securities and beneficially owns approximately 94.4% of the Company's common stock (59.8% calculated on a fully diluted basis).

Monarch Bay Capital Group, LLC owns 95.8% of the outstanding capital stock of BMSI and may be deemed to be the beneficial owner of the shares owned by BMSI. David Walters is the Managing Member of Monarch Bay Capital Group, LLC, and may be deemed to be the beneficial owner of the shares owned by BMSI.

The RDI Investment

On November 30, 2006, BMSI entered into a Note and Warrant Purchase Agreement with the Company and other investors, under which we agreed to invest up to $1,200,000 in the Company to purchase up to (i) $1,680,000 principal amount of the Company's series B subordinated secured convertible promissory notes (including $480,000 principal amount of original issue discount series B notes),
(ii) Series E-7 warrants to purchase 56,250,000 shares of the Company's common stock and (iii) Series F-4 warrants to purchase 56,250,000 shares of the Company's common stock.

      o The series B notes are secured by all of the assets of the Company, subject to existing liens, are due December 4, 2009 and begin amortization of principal (in nine quarterly installments) on August 1, 2007. The Company may make principal installment payments in cash or in registered shares of the Company's common stock. If paid in common stock, certain conditions must be satisfied, and the number of registered shares to be paid to the holder must be an amount equal to the principal installment amount divided by the greater of
            (i) $0.02 and (ii) 90% of the average of the volume weighted average trading prices of the common stock for the ten trading days immediately preceding the principal payment. The series B notes are convertible into Company common stock at an initial conversion price of $0.016 per share, subject to reduction if the Company fails to achieve specified financial and operating milestones and subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents.

      o The E-7 warrants have an exercise price of $0.02 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents. The E-7 warrants are exercisable for a seven-year period from the date of issuance.

      o The F-4 warrants have an exercise price of $0.03 per share, subject to adjustment for stock splits and combinations, certain dividends and distributions, reclassification, exchange or substitution, reorganization, merger, consolidation or sales of assets; issuances of additional shares of common stock, and issuances of common stock equivalents. The F-4 Warrants are exercisable for a four-year period beginning on the date a resale registration statement for the shares underlying the warrants is declared effective by the Securities and Exchange Commission.

BMSI's investment is structured to occur in four closings of $300,000 each. The first closing occurred on December 4, 2005. The second closing will occur within five business days after the date that the Company files a preliminary proxy statement with the Securities and Exchange Commission with respect to stockholder approval of an increase in the number of its authorized shares of common stock to at least 575,000,000 and a one-for-fifty reverse stock split of its common stock. The third closing will occur within five business days after the date that the Company files an amendment to its Certificate of Incorporation making effective the increase in number of authorized shares and the reverse stock split. The fourth closing will occur within five business days after the date that an initial resale registration statement for the shares underlying the notes and warrants issued in the private placement is declared effective by the Securities and Exchange Commission. Each closing is subject to certain other conditions being satisfied.

Under the terms of our investment, the Company has agreed to use its commercially reasonable efforts to obtain stockholder approval for an increase in the number of its authorized shares of common stock to at least 575,000,000 and a one-for-fifty reverse stock split of its common stock. The Company also has agreed to prepare and file one or more resale registration statements with the Securities and Exchange Commission for the shares of common stock underlying the notes and warrants issued in the private placement.

The Company also granted us in the private placement "most favored nations" rights. Specifically, as long as the notes issued in the private placement remain outstanding, if the Company consummates another financing of common stock or securities convertible, exercisable or exchangeable into common stock, we will have the right to exchange any remaining notes that we purchased in the private placement for the securities offered in the new financing.

BounceGPS Acquisition

On November 30, 2006, BMSI entered into a Share Exchange Agreement with the Company pursuant to which the Company agreed to acquire from BMSI 100% of the capital stock of BounceGPS, Inc. in exchange for:

      o 5,000 shares of the Company's newly authorized series C convertible preferred stock ("Series C Preferred Stock")

      o     The Company's series B notes in the principal amount of $924,000

      o     An E-7 warrant to purchase 30,937,500 shares of Company common stock

      o     A F-4 warrant to purchase 30,937,500 shares of Company common stock

The terms of the Series C Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of the Series C Preferred Stock, the most significant of which are as follows:

Face Amount. The face amount of the Series C Preferred Stock is $1,000 per share.

Ranking. The Series C Preferred Stock ranks junior to the Company's series B convertible preferred stock and senior to its common stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up of the Company.

Dividends. Holders of shares of Series C Preferred Stock are entitled to receive cumulative dividends in an amount equal to 8% per year, payable at the election of the holder of the Series C Preferred Stock in cash or additional shares of Series C Preferred Stock.

Conversion. Each holder of Series C Preferred Stock has the right to convert its shares of Series C Preferred Stock into shares of the Company's common stock at an initial conversion rate equal to (x) 51% of the number of the Company's fully diluted shares, as defined to include, without limitation:

      o Shares of common stock outstanding on the date of issuance of the Series C Preferred Stock;

      o Shares of common stock issuable upon conversion, exercise or exchange of any convertible security or purchase right outstanding on the date of issuance (including, without limitation, the Series C Preferred Stock, the Company's series B convertible preferred stock, the Company's series A senior secured convertible notes, the series B notes, the E-7 warrants and the F-4 warrants);

      o Shares of common stock issuable upon conversion, exercise or exchange of any convertible security or purchase right issued after the issuance date of the Series C Preferred Stock in conversion, exercise or exchange of securities outstanding as of the issuance date or as a dividend, interest payment, liquidated damages, penalty, compromise, settlement or other payment of certain securities or pursuant to or in connection with any agreement, indebtedness or other obligation of the Company existing as of the issuance date, or with respect to any amendment, waiver or modification thereto or extension thereof;

      o Shares of common stock issued after the issuance date of the Series C Preferred Stock as a dividend, interest payment, liquidated damages, penalty, compromise, settlement or other payment of certain securities or pursuant to or in connection with any agreement, indebtedness or other obligation of the Company existing as of the issuance date, or with respect to any amendment, waiver or modification thereto or extension thereof; and

      o Shares of common stock authorized for issuance from time to time under the Company's equity incentive plans,

divided by (y) the number of shares of Series C Preferred Stock originally issued. The conversion rate is subject to adjustment in the event of distributions of assets or securities and events affecting all of the Company's common stockholders on a pro rata basis so that the conversion rate is proportionately increased or decreased to reflect the event and under certain other circumstances. In addition, if there is a change of control, then each holder of Series C Preferred Stock has the right to receive upon conversion, in lieu of common stock otherwise issuable, such shares of stock, securities or other property as would have been issued or payable in such change of control with respect to the number of shares of common stock which would have been issuable upon conversion had such change of control not taken place (subject to appropriate revisions to preserve the economic value of the Series C Preferred Stock before the change of control).

Redemption by Holder. The holders of shares of Series C Preferred Stock have the right to cause the Company to redeem any or all of their shares at a price equal to face value, plus accrued but unpaid dividends, in the following events:

      o The Company's common stock is suspended from trading on any of, or is not listed (and authorized) for trading on at least one of, the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or the Over-the-Counter Bulletin Board , for an aggregate of ten or more trading days in any twelve month period;

      o The Company fails to remove any restrictive legend on any certificate or any shares of common stock issued to the holders of Series C Preferred Stock upon conversion of the Series C Preferred Stock as and when required and such failure continues uncured for five business days;

      o The Company provides written notice (or otherwise indicate) to any holder of Series C Preferred Stock, or states by way of public announcement distributed via a press release, at any time, of its intention not to issue, or otherwise refuses to issue, shares of common stock to any holder of Series C Preferred Stock upon conversion in accordance with the terms of the certificate of designation for Series C Preferred Stock;

      o The Company or any of its subsidiaries makes an assignment for the benefit of creditors, or applies for or consents to the appointment of a receiver or trustee for us or for a substantial part of its property or business;

      o bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any of its subsidiaries which shall not be dismissed within 60 days of their initiation; or

      o     The Company:

                  o sells, conveys or disposes of all or substantially all of its assets;

                  o merges or consolidates with or into, or engage in any other business combination with any other person or entity, in any case which results in either (i) the holders of its voting securities immediately prior to such transaction holding or having the right to direct the voting of fifty percent (50%) or less of its total outstanding voting securities or such other surviving or acquiring person or entity immediately following such transaction or (ii) the members of its board of directors comprising fifty percent (50%) or less of the members of its board of directors or such other surviving or acquiring person or entity immediately following such transaction;

                  o has fifty percent (50%) or more of the voting power of our capital stock owned beneficially by one person, entity or "group";

                  o experiences any other change of control not otherwise addressed above; or

                  o the Company otherwise breaches any material term under the Share Exchange Agreement or private placement transaction documents, and if such breach is curable, shall fail to cure such breach within 10 business days after it has been notified thereof in writing by the holder.

For purposes of the Series C Preferred Stock, a change of control means any sale, transfer or other disposition of all or substantially all of the Company's assets, the adoption of a liquidation plan, any merger or consolidation where it is not the surviving entity with its capital stock unchanged, any share exchange where all of its shares are converted into other securities or property, any sale or issuance by it granting a person the right to acquire 50% or more of its outstanding common stock, any reclassification of its common stock, and the first day on which the current members of the Company's board of directors cease to represent at least a majority of the members of its board of directors then serving.

Company Redemption. If BMSI defaults in its investment obligations under the November 2006 Note and Warrant Purchase Agreement (provided that all of the conditions applicable to such obligations shall have been fulfilled), the Company has the right to repurchase a number of shares of Series C Preferred Stock equal to the product of (i) 1.5 times the percentage of our total commitment which is in default, multiplied by (ii) the number of shares of Series C Preferred Stock originally issued at a redemption price equal to $1.00 per share.

Voting Rights. Except as otherwise provided in the certificate of designation and as otherwise required by the Delaware General Corporation Law, each holder of Series C Preferred Stock has the right to vote on all matters before the common stockholders on an as-converted basis voting together with the common stockholders as a single class. In addition, once BMSI funds at least $600,000 of its $1.2 million commitment under the November 2006 Note and Warrant Purchase Agreement, the holders of a majority of the Series C Preferred Stock, voting as a separate class, have the right to appoint (a) a majority of the members of the Company's Board of Directors (as long as the Company has not exercised its redemption right with respect to the Series C Preferred Stock, as described above) and (b) if the Company has so exercised its redemption right, a number of members of the Company's Board of Directors equal to the result (rounded down to the nearest whole number) of the aggregate face amount of the outstanding shares of Series C Preferred Stock, divided by $1,666,666.

Restricted Actions. So long as any shares of Series C Preferred Stock are outstanding, the Company is not permitted to take any of the following corporate actions (whether by merger, consolidation or otherwise) without first obtaining the approval of the majority holders of Series C Preferred Stock:

      o alter or change the rights, preferences or privileges of the Series C Preferred Stock, or increase the authorized number of shares of Series C Preferred Stock;

      o     amend its certificate of incorporation or bylaws;

      o issue any shares of Series C Preferred Stock other than pursuant to the Share Exchange Agreement or as a dividend;

      o redeem, repurchase or otherwise acquire, or declare or pay any cash dividend or distribution on, any securities ranking junior to the Series C Preferred Stock;

      o     increase the par value of its common stock;

      o sell all or substantially all of its assets or stock, or consolidate or merge with another entity;

      o     enter into or permit to occur any change of control transaction;

      o     liquidate, dissolve, recapitalize or reorganize;

      o     change its principal business;

      o alter or change the rights, preferences or privileges of any of its capital stock so as to affect adversely the Series C Preferred Stock;

      o create or issue any securities ranking senior or equal to the Series C Preferred Stock;

      o enter into any agreement, commitment, understanding or other arrangement to take any of the foregoing actions; or

      o cause or authorize any subsidiary of the Company to engage in any of the foregoing actions.

In the Share Exchange Agreement transaction, the Company also granted to us, registration rights and "most favored nation" rights (substantially similar to those granted to us in connection with the November 2006 private placement as described above) with respect to the series B notes, the E-7 warrant, and the F-4 warrant issued pursuant to the Share Exchange Agreement (and the shares of the Company's common stock issuable upon conversion or exercise of such securities).

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons acquired the securities of the Company in a transaction which relates to or results in:

      (a) the acquisition by persons of additional securities of the Company, or the disposition of securities of the Company;

      (b) a change in the present board of directors and management of the Company, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (c) a material change in the present capitalization or dividend policy of the Company;

      (d) other material changes in the Company's business or corporate structure;

      (e) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

The Reporting Persons does not have any present plans or proposals which relate to or result in:

      (f)   a reorganization involving the Company;

      (g) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) any action similar to any of those enumerated in (f) through (i), above.

Item 5. Interest in Securities of the Issuer

      (a) - (b) Items 7, 8, 9, 10, 11 and 13 from pages 2 through 4 of this statement are incorporated herein by reference. The Reporting Persons own securities of the Company convertible into or exerciable for an aggregate of 1,185,138,781 shares of the Company's Common Stock, representing 94.4% of the Company's outstanding Common Stock, based upon 60,096,314 shares outstanding as disclosed by the Company in the transactions described in Item 3 above and other information provided by the Company regarding its outstanding securities.

      (c) The Reporting Persons acquired the common stock as a result of the transactions discussed in Item 3 above.

      (d) The holders of the outstanding common stock of Bounce Mobile Systems, Inc. not owned by Monarch Bay Capital Group, LLC have the right to receive an amount of dividends from or the proceeds from the sale of the securities beneficially owned by Bounce Mobile Systems, Inc. proportionate to their holdings thereof. No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

      (e)   N/A.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

      Exhibit 1(1)  Share Exchange and Reorganization Agreement

      Exhibit 2(1) Certificate of Designations for Series C Preferred Stock of Remote Dynamics, Inc.

      Exhibit 3(1) Series B secured convertible promissory note of Remote Dynamics, Inc. (issued pursuant to Share Exchange Agreement)

      Exhibit 4(1) Original discount series B secured convertible promissory note of Remote Dynamics, Inc. (issued pursuant to Share Exchange Agreement)

      Exhibit 5(1) Series E-7 warrant of Remote Dynamics, Inc. (issued pursuant to Share Exchange Agreement)

      Exhibit 6(1) Series F-4 warrant of Remote Dynamics, Inc. (issued pursuant to Share Exchange Agreement)

      Exhibit 7(1) Note and Warrant Purchase Agreement with Remote Dynamics, Inc. dated November 30, 2006

      Exhibit 8(1) Form of Series B secured convertible promissory note of Remote Dynamics, Inc. (issued pursuant to Note and Warrant Purchase Agreement)

      Exhibit 9(1) Form of Original discount series B secured convertible promissory note of Remote Dynamics, Inc. (issued pursuant to Note and Warrant Purchase Agreement

      Exhibit 10(1) Series E-7 warrant of Remote Dynamics, Inc. (issued pursuant to Note and Warrant Purchase Agreement)

      Exhibit 11(1) Series F-4 warrant of Remote Dynamics, Inc. (issued pursuant to Note and Warrant Agreement)

      Exhibit 12    Joint Filing Agreement dated December 14, 2006

(1) Filed as an Exhibit to the Company's Form 8-K filed with the Securities and Exchange Commission on December 6, 2006, and incorporated herein by reference.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2006


BOUNCE MOBILE SYSTEMS, INC.

By: /s/ David Walters
    --------------------------
    Chief Executive Officer

MONARCH BAY CAPITAL GROUP, LLC

By: /s/ David Walters
    --------------------------
    Managing Member

DAVID WALTERS

/s/ David Walters
------------------------------

                             JOINT FILING AGREEMENT

      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it or him contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

      This Agreement may be executed counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Dated: December 14, 2006

                                                 BOUNCE MOBILE SYSTEMS, INC.

                                                 By: /s/ David Walters
                                                     --------------------------
                                                     Chief Executive Officer


                                                 MONARCH BAY CAPITAL GROUP, LLC

                                                 By: /s/ David Walters
                                                     --------------------------
                                                     Managing Member


                                                 DAVID WALTERS

                                                 /s/ David Walters
                                                 ------------------------------